                                                                Exhibit 99.3

                      AMERICAN PREMIER UNDERWRITERS, INC.

                                  ANALYSIS OF
                      ASBESTOS AND ENVIRONMENTAL EXPOSURES
                                      FOR
                         GREAT AMERICAN INSURANCE GROUP
                                       AT
                               SEPTEMBER 30, 1994





                                  Prepared For:

                                  Special Committee of the Board of Directors
                                  American Premier Underwriters, Inc.

                                  Prepared by:

                                  Raja Bhagavatula, FCAS, Consulting Actuary
                                  Joy A. Schwartzman, FCAS, Consulting Actuary

                                  Milliman & Robertson, Inc.

                                  December 9, 1994

                         GREAT AMERICAN INSURANCE GROUP
                         ------------------------------
                                  ANALYSIS OF
                                  -----------
                      ASBESTOS AND ENVIRONMENTAL EXPOSURES
                      ------------------------------------

                               TABLE OF CONTENTS
                               -----------------



                                                                                                    PAGE
                                                                                                    ----
I.         SCOPE OF ENGAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

II.        ANALYSIS AND CONCLUSIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

           A.  ANALYSIS AND SUMMARY OF FINDINGS OF GAIG RESERVE LEVELS  . . . . . . . . . . . . . . . . 3

                 1.    RESERVES RELATIVE TO INDUSTRY LEVELS . . . . . . . . . . . . . . . . . . . . . . 3
                 2.    NET RESERVES TO PAYMENT LEVELS . . . . . . . . . . . . . . . . . . . . . . . . . 6
                 3.    GAIG RESERVES TO INDUSTRY RESERVES . . . . . . . . . . . . . . . . . . . . . . . 8
                 4.    GAIG ULTIMATE LOSS ESTIMATES . . . . . . . . . . . . . . . . . . . . . . . . . . 9
                 5.    GAIG ENVIRONMENTAL CLAIM REVIEW  . . . . . . . . . . . . . . . . . . . . . . .  11

           B.    ANALYSIS OF INDIVIDUAL BUSINESS UNITS  . . . . . . . . . . . . . . . . . . . . . . .  14

                 1.    GREAT AMERICAN COMMERCIAL AND SPECIALTY DIVISIONS  . . . . . . . . . . . . . .  14
                 2.    STONEWALL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 3.    CONSTELLATION REINSURANCE  . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 4.    TRANSPORT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
                 5.    GREAT AMERICAN REINSURANCE . . . . . . . . . . . . . . . . . . . . . . . . . .  20
                 6.    MID-CONTINENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
                 7.    AESLIC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
                 8.    AGRICULTURAL E&S COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

III.       ADDITIONAL REVIEW THAT COULD
           BE DONE TO EVALUATE A&E EXPOSURES  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

IV.        LIMITATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

I.           SCOPE OF ENGAGEMENT
             -------------------

Milliman & Robertson, Inc. (M&R) has been engaged by the Special Committee of the Board of Directors of American Premier Underwriters, Inc. to conduct an independent analysis of the asbestos and environmental (A&E) exposures for the Great American Insurance Group (GAIG). This report discusses M&R's findings with regard to reserve adequacy net of all retrocessions as of September 30, 1994.

This report contains the results of complex actuarial projections. In order to fully comprehend this report, readers unfamiliar with actuarial analyses should be aided by a professional who is familiar with actuarial projection techniques. This report must be read in its entirety in order to be understood.

There is an important discussion of the LIMITATIONS on our analysis beginning on page 24 of this report.

This report is intended for the exclusive use of the Special Committee of the Board of Directors of American Premier Underwriters, Inc. and their advisors. No other distribution, in whole or in part, is authorized without the prior written consent of M&R. M&R is available to answer any questions pertaining to this report.

This analysis deals with A&E exposures arising from the following business segments of GAIG:

             a.      Great American Commercial and Specialty Divisions (GAC&S)

             b.      Stonewall

             c.      Constellation Reinsurance

             d.      Transport

             e.      Great American reinsurance (GA Re)

             f.      Mid-Continent

             g.      American Empire Surplus Lines Insurance Company (AESLIC)

             h.      Agricultural E&S Company

Throughout this report, A&E claims are defined as claims arising out of the following categories of exposure as represented to us by GAIG: waste sites, asbestos, DES, breast implants, Agent Orange, Silica, repetitive stress on keyboards and other latent injuries. These A&E claims arise out of general liability and commercial multi-peril policies issued by GAIG in the time period prior to the early 1980's when providing coverage for A&E exposures was not specifically contemplated by GAIG policies. The liabilities due to programs specifically written by GAIG to provide asbestos and pollution coverage are not reflected in this analysis.

The definition of environmental claims varies from company to company. GAIG appears to use a broad definition for such claims. Many companies use a narrower definition and refer to environmental claims as being due to an insured's exposure associated with hazardous waste sites (Superfund and non-Superfund sites). This narrower definition also appears to be the definition used by A.M. Best & Co. in their study entitled "Environmental/Asbestos: The Industry's Black Hole." Our analysis uses the A.M. Best & Co. study extensively, and therefore, we are applying some of the conclusions reached by A.M. Best & Co. for environmental claims to a broader class of claims. To the extent that GAIG's definition of A&E claims vary from hazards contemplated by the A.M. Best & Co. study, our results will be affected.


II.          ANALYSIS AND CONCLUSIONS
             ------------------------

Our analysis and conclusions are addressed in two sections - (A) Analysis of GAIG Reserve Levels, and (B) Analysis of Individual Business Units within GAIG.

A.           ANALYSIS AND SUMMARY OF FINDINGS OF GAIG RESERVE LEVELS
             -------------------------------------------------------

1.           RESERVES RELATIVE TO INDUSTRY LEVELS
             ------------------------------------

             a. We conclude that GAIG A&E reserves are lower than industry average reserve levels for A&E liabilities.

             b. We used two methods to evaluate GAIG's reserves relative to industry average reserve levels for A&E liabilities. One method considers the current rate of A&E payments by GAIG and results in an indicated reserve of $193 million. The second method applies the GAIG market share for general liability and commercial multi-peril business to industry A&E reserve levels and results in an indicated reserve of $249 million. Based on the results of these two methods, M&R selected a $225 million reserve for GAIG to be consistent with projected 1994 industry average A&E levels.


                      INDICATED RESERVE BASED ON INDUSTRY
                                 RESERVE LEVELS

                         ALL DOLLAR AMOUNTS IN MILLIONS

                                            (1)              (2)        (3)
                                                          ESTIMATED  INDICATED
                                      CARRIED RESERVES      ANNUAL     1994
                                     -------------------   NET LOSS   RESERVE
                                     9/30/94    10/31/94   PAYMENTS    LEVEL
                                     -------    --------   --------    -----
(1) Great American Commercial &        31.4       31.4       20.0
     Specialty Divisions

(2) Stonewall Insurance Company        62.0       62.7        3.0

      Case                             23.4
      IBNR                             38.6

(3) Constellation Re                   19.7       21.8        2.7

(4) Great American Re                   8.2        8.2        0.4

(5) AESLIC                              0.7        1.8        0.5

(6) Transport                           8.2        6.3        0.4

(7) Mid-Continent                       0.4        0.4        0.5

(8) Agricultural E&S                    0.0        0.0        0.5

Subtotal (2) - (8)                     99.2      101.2        8.0

                                      -----      -----       ----      -----
TOTAL                                 130.5      132.6       28.0      225.0

             c. We believe that the entire shortfall in carried reserves is attributable to environmental exposures. This is discussed further in item (j) of the following section of this report.

             d. The $225 million reserve does not represent GAIG's ultimate liability for A&E exposures. Due primarily to the inability of the insurance industry to estimate with reasonable certainty ultimate liabilities for A&E exposures because of the factors discussed in item (e) below, the U.S. insurance industry has not recorded an estimate of the ultimate liability associated with A&E exposures in financial statements. As a result, the $225 million reserve or some other appropriate reserve level would need to be maintained on GAIG's balance sheet into the foreseeable future while GAIG makes annual loss, LAE and declaratory judgment expense payments for these exposures.

                     The appropriate reserve for A&E exposures for GAIG would need to be reevaluated regularly based on an analysis of the company's exposures together with industry reserving levels and financial reporting principals. There are factors that would tend to cause the industry reserve adequacy for A&E exposures to increase over the next few years. These factors are discussed in item (l) in the following section of this report.

             e. The appropriate level of A&E reserves and the future A&E claim payments to be made by GAIG are subject to an unusual degree of uncertainty. This uncertainty stems from several factors including lack of historical data, inapplicability of standard actuarial projection techniques, and uncertainty with regard to claim costs, coverage interpretation and the judicial, statutory and regulatory provisions under which the claims may be ultimately resolved. These factors affect both the evaluation of these liabilities and the timing of the payout of these liabilities.


2.           NET RESERVES TO PAYMENT LEVELS
             ------------------------------
             f. A&E payments by GAC&S divisions have approximated $20 million per year based on payment levels in the last three years.

             g. The net annual payments for Stonewall, Constellation Re, Great American Re, Agricultural E&S, American Empire Surplus Lines Insurance Company, Transport and Mid-Continent in total have approximated $8 million based on information provided by GAIG management. These payments were based on payment history ranging from one to three years. Due to data limitations, payments had to be approximated by GAIG management for certain segments.

             h. Based on the information in items (f) and (g) above, the total net annual payments for GAIG might be estimated to be $28 million.

             i. The 6.9 year "reserve to payment ratio" projected by A.M. Best & Co. for the industry by year-end 1994 implies a reserve for GAIG of $193 million. M&R selected a reserve of $225 million in consideration of the results of the review of GAIG reserves as a percentage of industry reserves.

             j. We believe that the indicated reserve increase of $94 million ($225 million - $131 million) should be earmarked for environmental exposures. Based on an estimated split of carried reserves and annual payments between asbestos and environmental exposures for GAIG, the "reserve to payment ratio" exhibited by the carried reserves for asbestos compares reasonably to that of the industry, while the environmental reserves exhibit a shortfall.


                         ALL DOLLAR AMOUNTS IN MILLIONS

                                     ASBESTOS       ENVIRONMENTAL      TOTAL
                                     --------       -------------      -----
  Estimated Net Annual Payments        $ 8.4           $ 19.6          $ 28.0



  Carried Reserves at 9/30/94          $60.0           $ 71.0          $131.0



  "Reserve to Payment Ratio" Based       7.1              3.6             4.7
  on Carried Reserves


  Indicated Reserves                  $ 60.0           $165.0          $225.0




  "Reserve to Payment Ratio" Based       7.1              8.4             8.0
  on Indicated Reserves


  Projected "Reserve to Payment          6.2              7.5             7.1
  Ratio" for the Industry at Year-
  End 1994 using GAIG Payment Mix

                     By increasing environmental reserves by $94 million, the "reserve to payment ratios" exhibited by both asbestos and environmental reserves look reasonable when compared to those of the industry.

3.           GAIG RESERVES TO INDUSTRY RESERVES
             ----------------------------------
             k. GAIG's share of general liability and commercial multi-peril premium during the 1975-1985 period is approximately 1.6%. Exhibit A provides a description of our market share analysis.

                     The P&C industry reserve for A&E at December 31, 1994 is projected by A.M. Best & Co. to be approximately $15.535 billion. GAIG's share of the industry reserves using a 1.6% market share is $249 million.

                     A $225 million indicated A&E reserve is somewhat less than the 1.6% market share for GAIG in consideration of the results of the "reserve to payment ratio" analysis.

             l. It is possible that industry reserve standards for A&E liability will increase the indicated reserve for GAIG beyond the reserve levels projected at December 31, 1994. We note several pressures that will tend to increase the industrywide reserve adequacy over the next few years. These include:

                     . Clarification of insurers liabilities through case law and Superfund reform will make ultimate liabilities more subject to estimation.

                     . Financial reporting pressure for more adequate reserving and more complete disclosure of A&E liabilities.

                     . Reluctance of insurance rating agencies to give the highest ratings to companies not perceived to be adequately reserved.

                     . Reluctance of actuaries and auditors to give clean opinions to companies with questionable A&E reserves.


4.           GAIG ULTIMATE LOSS ESTIMATES
             ----------------------------
             m. A.M. Best & Co. published a study in March 1994 which provides ultimate loss estimates for the P&C industry which range from $30 billion to $50 billion for asbestos and $60 billion to $608 billion for environmental. The expected value of ultimate losses by A.M. Best & Co. for A&E are $40 billion and $255 billion, respectively. These values are on an undiscounted basis.

                     The wide range of estimates developed in the A.M. Best & Co. study highlights the large uncertainty in these values.

             n. If GAIG were to share in the ultimate insurance industry liability in proportion to their market share, GAIG's ultimate losses would be in the range of $1.4 to 10.5 billion or $4.7 billion on an expected value basis (1.6% x $295 billion). There are factors that might lead us to believe that GAIG's ultimate losses could be materially different than that indicated by mechanically applying a premium market share to an A.M. Best & Co. estimate of ultimate losses. First, the ultimate losses projected by A.M. Best & Co. are highly uncertain. In addition, GAIG's share of these ultimate losses may be different than that indicated by their premium market share because of the factors discussed below. Finally, GAIG's definition of A&E claims is broader than the definition used in the A.M. Best & Co. study.

             o.      Factors Indicating Lower than Market Share Costs

                     . The business written by GAC&S is mainstream business with little exposure to Fortune 500 Companies who are generally believed to be the source of a large portion of the insurance industry exposure to environmental liability claims.

                              This observation regarding the number of Fortune 500 Company exposures of GAC&S is based on both their statements to us and the absence of a significant number of A&E claims from Fortune 500 companies in the claim lists they provided to us. We have not audited the decade long history of insureds necessary to further confirm that observation.

                     . The payments for GAC&S are 0.9% of the industry total payments in the 1990-1994 time period. This is considerably below the market share of 1.6% for GAIG, a substantial portion of which is represented by GAC&S.

                     . The net to gross ratio for paid (or to be paid) settlements for environmental claims to date for Stonewall approximate 25%.

                              Stonewall's net to gross premiums for 1981-1988 approximate 60%. This would indicate that Stonewall may be ceding a larger percentage of gross losses than indicated by its ceded premiums.

             p.      Factors Indicating Higher than Market Share Costs

                     . Constellation Re reinsured a number of insurance companies with significant general liability market share and appears to have reported claims from many of the major potentially responsible parties (PRPs) and asbestos defendants.

                     . Constellation Re appears to have provided reinsurance with relatively low attachment points. This will increase the likelihood that they will make payments on those claims.

                     . Stonewall Insurance Company also has some exposure to Fortune 500 companies.


5.           GAIG ENVIRONMENTAL CLAIM REVIEW
             -------------------------------
M&R claim management consultants visited with the managers of the A&E claim units for GAC&S, Stonewall, Constellation Re, GA Re, AESLIC and Transport to review the case reserving practices of the units and to provide second opinions on case reserves for a random sample of A&E claims. Their major findings are discussed below:

a. The reserving practices of GAIG's environmental claim units (ECUs) are not in accordance with generally observed sound industry practice. There is not one centralized unit to handle all environmental claims with consistency, instead there are six different units within GAIG to handle the claims. We believe that for GAIG, two ECUs, one to handle business written on a direct basis and the other to handle business reinsured by GAIG, would be appropriate to ensure state of the art knowledge on coverage issues and recent settlements and consistency in the handling of claims.

b. The Great American Commercial division and Stonewall do not establish case reserves for allocated loss adjustment expense (ALAE) and Declaratory Judgment Action (DJA) expenses. DJA loss reserves are established on a case basis.

c. In general, Stonewall does not appear to establish case reserves for pollution claims. Stonewall is reluctant to record reserves as case estimates for fear that the reserve information will be obtained by plaintiffs during litigation and be used against the insurer as an admission of coverage, bad faith, claim handling and the like. Instead, they review these cases on a claim by claim basis and carry a bulk reserve for these exposures.

d. The case reserves for the various GAIG companies on an aggregate basis are generally less than the M&R estimates for the claims M&R reviewed, with the exception of Stonewall. This implies that there will be adverse development in GAIG's financial statements, not only associated with newly reported claims, but also associated with reported claims. M&R estimates as compared to the case reserves held by GAIG on the claims reviewed by M&R claim consultants are as shown below:

                 COMPARATIVE GROSS CASE LOSS RESERVE ESTIMATES
                          ALL DOLLAR AMOUNTS IN 000'S

                                                                                        DIFFERENCE
                                                                                        DIVIDED BY
                           NUMBER OF        COMPANY                                     (COMPANY
                             FILES            FILE          M&R                           FILE
  NAME OF DIVISION         REVIEWED         ESTIMATE      ESTIMATE       DIFFERENCE      ESTIMATE)
  ----------------         --------         -------       --------       ----------     ----------
Great American Commercial     13               727            782             <55>            <8>%

AESLIC/Transport              13               330          5,704          <5,374>        <1,628>%

Great American Re             34               540            929            <389>           <72>

Constellation Re              21                53            316            <263>          <496>%

Great American Specialty      11               255            308             <52>           <21>%

Stonewall                      4*            4,200          2,650           1,550             37 %

                              --             -----         ------           -----          -----
TOTAL                         96             6,105         10,689           4,584             75 %

  * Does not include 90 files not case reserved by Stonewall, but reviewed by M&R.

Excluding one case where the M&R estimated case reserve was $5 million versus $5 for the company, the company estimate would be $6.1 million compared to M&R estimate of $5.7 million.

For Stonewall we reviewed an additional 90 claims for which the company does not establish dedicated case reserves. On these 90 files, M&R estimate was $14.8 million compared to the company's gross exposure estimate of $39.6 million. This result is consistent with Stonewall's contention that the gross exposure estimates are higher than what they would put up as a case reserve.

                                   STONEWALL
                          ALL DOLLAR AMOUNTS IN $000'S


                        NUMBER OF COMPANY                                     DIFFERENCE
                                                                              DIVIDED BY
                                                                               COMPANY
                        FILES        EXPOSURE      M&R CASE                    EXPOSURE
     TYPE              REVIEWED      ESTIMATE      ESTIMATE      DIFFERENCE    ESTIMATE
- -----------------      --------      --------      --------      ----------    --------
Asbestos/Products         30          18,516         8,306         10,210         55%

Pollution                 60          21,037         6,500         14,537         69%
                          --          ------        ------         ------         --
TOTAL                     90          39,553        14,806         24,747         63%


Our observations are based on an extremely small sample of claims. A more extensive claim review could yield different findings.


B.         ANALYSIS OF INDIVIDUAL BUSINESS UNITS
           -------------------------------------
This section addresses our analysis of individual business units and our quantitative and qualitative conclusions. GAC&S is the only business for which we calculated reserves based on industry reserve levels due to the amount of historical information available for our analysis. For the other business units detailed historical information was lacking.


1.           GREAT AMERICAN COMMERCIAL AND SPECIALTY DIVISIONS
             -------------------------------------------------
It appears that GAC&S wrote mainstream business and do not have material exposure to Fortune 500 corporations. This observation is based on conversations with the company and a review of the claims submitted thus far.

The different benchmarks considered by M&R in developing the reserve indication include the following:

             a. An estimate of the ultimate losses for reported claims plus the ultimate losses associated with 5 years worth of new claim reportings. (Report Year Method)

             b. Reserves that approximate 7 years worth of "loss + ALAE + DJA" payments. ("reserve to payment ratio" Method)

In the Report Year Method, two separate components of reserve are estimated: development on reported claims and "pure" IBNR for a selected number of report years.

The development on reported claims is estimated by configuring incurred claim amounts by year of report. Each report year thus refers to a fixed group of claims. Successive evaluations produce a triangle of cumulative claims data. The ultimate claim amount for each report year is estimated by analyzing the development patterns in the triangle, using traditional actuarial methods.

The "pure" IBNR is calculated as five report years worth of losses.

The results of these two methods are summarized in Exhibit 1, Sheet 1. We use the results of the two methods to select a reserve level of $145 million for year end 1994.

2.           STONEWALL
             ---------
Stonewall went into runoff in 1991 and has some exposure to Fortune 500 companies.

The net case and IBNR indemnity reserves for A&E at September 30, 1994 for Stonewall are $10.4 million and $38.6 million, respectively, totaling $49.0 million. In addition, Stonewall carried an ALAE reserve of $13.0 million, producing a total A&E reserve of $62.0 million as of September 30, 1994.

Stonewall does not establish case reserves for most pollution claims and some asbestos claims, citing fear of discovery. This is common industry practice. They have, however, established a process to identify and assess their exposure to A&E claims that are not case reserved. The process is based on an exposure analysis on a claim by claim basis. Stonewall views these exposure estimates as being largely worst case estimates, and they indicated to us that they have typically settled pollution claims at a fraction of the gross exposure estimates. Asbestos claims, on the other hand, are more likely to settle at or near the exposure estimate in the view of Stonewall.

Stonewall estimates their net indemnity exposure on non-case-reserved claims to be $25.2 million -- $16.5 for pollution and $8.7 for asbestos. When added to case reserves on known claims, this provision for indemnity totals $35.6 million, $13.4 million less than the carried total (case and IBNR) indemnity reserve of $49.0 million. This difference can be viewed as a provision for adverse development on case reserved and non-case-reserved claims and "pure" IBNR claims, i.e. additional unreported defendants or claims. This level of reserve adequacy is superior to that found throughout the industry.

With respect to ALAE, carried reserves represent 6 to 9 years of payments at approximate current payment levels.

Stonewall's net total loss and ALAE reserves represent a "reserve to payment ratio" of 20.7, which is substantially higher than projected industry "reserve to payment ratio" at year-end 1994.



3.           CONSTELLATION REINSURANCE
             -------------------------
Constellation Reinsurance assumed business from insurance companies who are known to have large exposures to environmental liabilities. Constellation was active in the 1954-1977 time period which is considered a high risk period in terms of exposure to A&E hazards. Constellation also wrote at relatively low attachment points.

The evaluation of reserve levels based on industry reserve levels is complicated for this company because of the lack of historical data. Constellation was sold on October 1, 1977 with a reserve guarantee. The attachment point for the reserve guarantee was pierced in 1984 and Great American made payments in 1984 and 1985 of approximately $8.5 million. GAIG cannot separate these payments between A&E and non-A&E categories, although management believes that only a small percentage (less than 2%) of these payments is related to A&E. Constellation went into liquidation in 1987 and as a result of this there was a halt in payments.

Payments resumed in 1993 and approximately $10.4 million in payments were made on A&E claims in 1993 and 1994 on excess of loss treaties. On pro rata treaties, management believes that approximately $3.2 million in payments were made on environmental claims. (The pro rata payments were judgmentally apportioned between non-A&E and A&E categories by GAIG as they do not have access to detailed claim records from their cedants.) GAIG believes that the amounts paid in 1993 and 1994 should be spread over a five year period due to a halt in payments in 1987. This results in an estimate of historical annual payments of $2.7 million (($10.4M + $3.2M) divided by 5).

The carried reserves of Constellation for A&E at November 15, 1994 approximate $21.8 million. Constellation is carrying the reserves reported to them by their cedants without posting any additional case reserves based on their own evaluation of the exposures.

The lack of historical data, prior to when the attachment point was pierced, and Constellation's exposure to large commercial writers make the process of estimating a reserve based on industry reserve levels subject to even greater uncertainty.

While Constellation's "reserve to payment ratio" based on carried reserves of $21.8 million and expected annual payments of $2.7 million is 8 which compares reasonably to the industry standard, the potential appears to exist for considerable future adverse development beyond the carried case reserves of $21.8 million.

This finding is based on our review of asbestos claims from a selected group of cedants that represented approximately 308 claims out of a total of 809 claims. A large portion of these 308 claims represents insureds who will likely exhaust all available policy limits. We posted the aggregate indemnity limit for which Constellation would be responsible and compared it to their incurred loss amount to date. The details of the aggregate limits were provided by GAIG management.

This comparison showed that the total limits to which Constellation is exposed on these 308 claims is $17.9 million compared to the incurred loss amount at November 15, 1994 of $8.1 million, or a difference of $9.8 million. Constellation would be responsible for amounts in excess of $9.8 million to the extent that it is required to make ALAE payments in addition to limits. (GAIG management has informed us that on the majority of claims ALAE is included within limits.) Some companies have taken the position of reserving at maximum limits (plus a provision for ALAE) for some of the insureds who are represented in these 308 claims.

4.           TRANSPORT
             ---------
Transport business generating A&E exposures is currently in runoff. The A&E exposure in Transport is due to policies written during the mid- 1970's through 1985. Most of Transport policies are high layer excess policies with attachment points ranging from $0.5 million to $300 million. For most policies the attachment points range from $25 million to $50 million. Limits offered to insureds on reported claims range from $1 million to $10 million with most policies providing $5 million to $10 million in limits. In addition to the indemnity limit, Transport will be responsible for ALAE costs. Transport had a net retention of $50,000 up to 1983 which increased to $100,000 in 1984.

At November 10, 1994 there were 83 open claims with case loss and ALAE reserves of $6.3 million for environmental, and 13 open claims with reserves of $0.04 million for asbestos. Transport's net annual payments approximated $0.3 to $0.4 million per year in the last three years.

For pollution, Transport's involvement in very high layers seems to provide a reasonable degree of protection on most of the reported claims involving the significantly exposed insureds. In addition, most of the business was written during the time period which had a sudden and accidental pollution exclusion. For asbestos, Transport's low net retention combined with just 13 claims being open provides some indication that reserve increases in the future will remain at manageable levels.

Our claim consultants have noted that Transport is significantly under-reserved on one particular matter. M&R claim consultants conclude that $5 million of gross reserves are indicated for these exposures versus a carried reserve of $5.

Transport's indicated "reserve to payment ratio" based on carried reserves at October 31, 1994 of $6.34 million is 15.9 which is above industry standards.

5.           GREAT AMERICAN REINSURANCE
             --------------------------
Great American Reinsurance (GA Re) has responsibility for an assumed book of treaty business written during the time period 1979-84. GA Re typically participated in 1-5% of a layer with their participation maximum normally less than $50,000. The retention was higher on several treaties with Integrity Insurance Company which involved participation maximums in the $100,000 to $300,000 range. GA Re's low net retention in combination with the fact it was involved for only five years seem to provide some degree of protection. On the other hand, we have not reviewed a complete list of GA Re cedants, and there may be cedants with significant A&E exposures.

There are 51 open environmental claims for a total reserve of $8.2 million at October 31, 1994. A review of these open claims showed that in the majority of cases, the carried reserve plus paid losses to date equals GA Re's limit. GA Re may be responsible for ALAE in excess of limits on contracts where such protection was provided. GA Re has booked little in the way of ALAE reserves, perhaps because most of their cedants have not reported these reserves to them. It is GA Re's practice to book reserves as reported by their cedants.

There are 1,400 precautionary notices which are not summarized by GA Re. All these notices are in paper files and have not been sorted or summarized by GA Re. We do not know the extent of A&E notices and the cedants and insureds involved. This introduces an unusual degree of uncertainty in our analysis and is a serious gap in the data available to us.

GA Re annual payments have approximated $0.3 to $0.4 million per year during the last three years. The "reserve to payment ratio" for GA Re indicated by the $8.2 million in reserves at October 31, 1994 and approximate annual payments of $0.4 million is 20.5 which is considerably in excess of industry reserve levels.

6.           MID-CONTINENT
             -------------
We were told by management that Mid-Continent's A&E claims are handled in the normal course of business by claim adjusters who handle non-A&E claims. The case reserves at September 30, 1994 equal $0.3 million and we were informed by management that the A&E exposure is minimal.

Our individual company A&E review did not include Mid-Continent.

7.           AESLIC
             ------
At November 15, 1994, there is an outstanding loss and ALAE reserve of $1.76 million on 99 claims. AESLIC mostly wrote low level excess policies over self insured retentions. The annual payments for AESLIC approximated $0.5 million per management.

Up until 1984, AESLIC retained $72,000 of the first $1 million. The amount in excess of $1 million was 100% ceded to General Re.

The "reserve to payment ratio" indicated by reserves of $1.76 million and annual payments of $0.5 million is 3.5 which is well below industry reserve levels.

8.           AGRICULTURAL E&S COMPANY
             ------------------------
We are told that there are approximately 40 claims pending, mostly on high excess layers. These claims are handled within the Agricultural E&S Company along with other non-environmental claims. The company estimated annual payments of $0.5 million for this company.

Our individual company A&E review did not include Agricultural E&S Company.

III.         ADDITIONAL STEPS THAT COULD BE TAKEN TO EVALUATE A&E EXPOSURES
             --------------------------------------------------------------

The following steps could be taken to provide additional management information about A&E exposures. However, none of these methods will provide a point estimate of GAIG's ultimate losses which could be considered reasonably certain.

1. A more extensive claim review by our claim consultants to include a broader sample of claims.

2. A detailed actuarial claim by claim review of a large proportion of the claim files using alternate data sources such as the EPA and publicly available information on asbestos defendants.

    For pollution, a detailed review of a large proportion of the claim files would involve checking the policyholders against a data base of PRPs on the EPA Superfund and non-Superfund sites, using an actuarial model to develop estimates of costs by site and policyholder, and evaluating the amount and probability of insurance coverage by GAIG (often spread over a series of policies, some of which may exclude coverage of pollution). Extrapolation would then be used to reflect the claim files not included in the sample, and IBNR estimates would be projected. The advantage of this approach is that it would result in direct estimates by M&R of the ultimate costs. The disadvantage is that such models produce very wide ranges of estimates. There is no indication that any one number in the range is a better estimate than the low end of the range.

    For asbestos, a detailed review of a large proportion of the claim files would involve evaluating GAIG's share of losses based on policy limits and attachment points applied to the manufacturer's total gross losses prior to the application of insurance policy limits and coverages.


IV. LIMITATIONS
    -----------

Our analysis addresses GAIG's A&E liabilities in the context of what may emerge in the next five to ten years. Our analysis assumes that the insurance industry will continue to fund A&E liabilities on a pay as you go basis where year-end reserves would support approximately seven years worth of payments.
We have not attempted to project ultimate A&E losses, except to provide some guidance on the possible magnitude of the ultimate losses.

We assumed that the "reserve to payment ratio" projected by A.M. Best & Co. for the industry for environmental liabilities is appropriate for all exposures which GAIG classifies as environmental (DES, breast implants, Agent Orange, Silica, repetitive stress on keyboards and other latent injuries).

There is always uncertainty surrounding estimates of property & casualty insurance company reserves. Reserve estimates for A&E exposures are subject to an unusual degree of uncertainty. This uncertainty stems from several factors including lack of historical data, inapplicability of standard actuarial projection techniques, and uncertainty with regard to claim costs, coverage interpretation and the judicial, statutory and regulatory provisions under which the claims may be ultimately resolved.

In performing this analysis, we relied on the data and other information provided to us by GAIG. We also relied on data from certain external sources such as the A.M. Best & Co. study and SEC filings, among other sources. We did not audit, verify or review this data for reasonableness or consistency. Such a review is beyond the scope of our assignment. If the underlying data or information is inaccurate or incomplete, the results of our analysis may likewise be inaccurate or incomplete.

It is impossible to predict how the courts will interpret coverage issues which will have a material impact on the magnitude of A&E liabilities. A recent court decision provided virtually unlimited coverage to Fibreboard on policies issued by Chubb and CNA in the late 1950's. In a settlement offer, Chubb and CNA agreed to set aside $3 billion to reimburse pending and future asbestos personal injury claimants on only two policies. This emphasizes some of the flaws in the market share approach where premium is not necessarily a predictor of ultimate losses. This also shows the uncertainty that surrounds the estimation process where court decisions can cause wide swings in losses.

The "reserve to payment ratio" test, which is one measure used to evaluate GAIG reserves relative to industry reserves, has the following limitations:

             1. If a company is aggressively pursuing settlements and making higher than average payments, the "reserve to payment ratio" may be low. However, this does not necessarily represent a weak reserve position for the company. On the other hand, if a company is making lower than average payments, the "reserve to payment ratio" may be high. However, this does not necessarily represent a strong reserve position for the company.

             2. For reinsurers, a "reserve to payment ratio" larger than the industry average may be appropriate, given the payment lag associated with claim settlements that exists between direct writers and reinsurers. Also, reinsurers may be at a higher risk on A&E liabilities because of larger policy limits and smaller premiums that are associated with non-proportional reinsurance treaties.

There are certain business segments in runoff for which historical data is limited, specifically Constellation Reinsurance, GA Re and Transport.

The M&R indicated reserves are net of ceded reinsurance and assume that all reinsurance cessions as evaluated by GAIG are valid and collectible. The reserve estimate does not consider any contingent liabilities that could arise if the reinsurers do not meet their obligations to GAIG.

None of the procedures described in this report should be considered as "the method" to analyze A&E reserves. The methods of estimation are still evolving and the actual amount of reserves held by a company are often a function of an analysis of the company's own exposures, together with current facts and financial reporting principles.

This report is intended for the exclusive use of the Special Committee of the Board of Directors of American Premier Underwriters, Inc. and their advisors. No other distribution, in whole or in part, is authorized without the prior written consent of M&R. M&R is available to answer any questions pertaining to this report.

                                                                       Exhibit A
                                                                         Sheet 1




                           GAIG MARKET SHARE ESTIMATE

Our selection of a market share of 1.6% for GAIG is based on the following indications:

(1) An S&P study on environmental liabilities shows that the market share for GAIG for the time period 1948-85 for "other liability" line of business is approximately equal to 1.6%. S&P states that the market shares for individual companies were computed using the individual company premiums net of reinsurance related to total premium income of U.S. insurers (including foreign business of U.S. insurers).

(2) M&R analysis of "other liability" and "commercial multi peril" (CMP) premiums for the time period 1975-85 using net premiums for GAIG and net premiums for the insurance industry is 1.6%.

(3) M&R analysis of "other liability" and CMP premiums for the time period 1975-85 using direct premiums for GAIG and direct premiums for the insurance industry is 1.7%.

For items (2) and (3) see Exhibit A Sheet 3.

In our analysis we apply the selected market share to industry net reserves and net ultimate losses as projected by A.M. Best & Co. for Asbestos and Environmental (A&E) exposures.

                                                                       Exhibit A
                                                                         Sheet 2




We have selected "other liability" and CMP lines of business because we believe that those lines are vulnerable to A&E liabilities. However it is important to note that the market share calculated for GAIG was intended to provide a very rough idea of what GAIG's share could be and was not intended to be a precise number. The market share calculation has limitations, including the following:

(1) The "other liability" premiums include GAIG and industry participation in lines such as professional and directors and officers liability which are not subject to A&E claims. Likewise, the CMP line of business includes property premiums which may be less exposed to A&E claims than liability premiums.

(2) The type of insured the company wrote, the limits provided, the contract terms offered and the years in which the company was active may all serve to increase or decrease the market share of a particular company.


                                                          Exhibit A
                                                            Sheet 3
                         GREAT AMERICAN INSURANCE GROUP
                            Market Share Calculation
                           Written Premiums in $000's

                                            G A I Consolidated
                        ----------------------------------------------------------
                                C M P         Other Liability           Total
                        ----------------     ----------------     ----------------
       Year            Direct     Net      Direct      Net       Direct     Net
       ----          --------- ---------  --------- ---------  --------- ---------
      1975              63,776    60,337     75,050    54,548    138,826   114,886
      1976              73,848    68,009    108,350    68,461    182,199   136,471
      1977              80,749    67,691    101,957    86,004    182,706   153,695
      1978              90,757    71,808    125,407   102,803    216,164   174,611
      1979             112,829    95,695    123,861    97,254    236,689   192,949
      1980             123,767   106,350    117,196    90,563    240,963   196,913
      1981             139,890   123,019    104,362    75,791    244,252   198,810
      1982             142,971   123,784     87,371    62,169    230,342   185,953
      1983             126,120   149,003     85,566    52,872    211,686   201,875
      1984             135,388   238,485    117,008    68,153    252,396   306,638
      1985             205,081   195,197    368,276   197,999    573,357   393,195
      1986             234,328   218,691    614,247   410,552    848,575   629,243
      1987             241,130   228,353    473,561   325,191    714,691   553,544
      1988             226,451   217,680    338,334   232,296    564,785   449,976
      1989             219,895   207,553    276,757   178,987    496,653   386,540
      1990             239,331   229,818    297,106   230,740    536,438   460,559
      ----             -------   -------    -------   -------    -------   -------

Total (1975-1990)    2,456,312 2,401,474  3,414,410 2,334,384  5,870,722 4,735,858

Total (1975-1985)    1,295,176 1,299,379  1,414,404   956,617  2,709,580 2,255,996




                                  Industry
 -----------------------------------------------------------------------
           CMP                   Other Liab.                Total                  Net / Net             Direct / Direct
 ---------------------       ------------------       ------------------      -------------------      -------------------
                                                                                      Other                     Other
    Direct         Net       Direct         Net       Direct         Net      CMP     Liab.   Total     CMP     Liab.   Total
    ------         ---       ------         ---       ------         ---      ---     -----   -----     ---     -----   -----
  3,342,942   3,176,373    3,247,016   3,085,226    6,589,958   6,261,599      1.9%    1.8%    1.8%     1.9%    2.3%    2.1%
  4,264,261   4,051,785    4,474,237   4,251,298    8,738,498   8,303,083      1.7%    1.6%    1.6%     1.7%    2.4%    2.1%
  5,231,162   4,970,508    6,151,592   5,845,075   11,382,754  10,815,583      1.4%    1.5%    1.4%     1.5%    1.7%    1.6%
  6,135,510   5,829,795    6,830,404   6,490,064   12,965,914  12,319,859      1.2%    1.6%    1.4%     1.5%    1.8%    1.7%
  7,016,431   6,666,822    6,959,233   6,612,474   13,975,664  13,279,296      1.4%    1.5%    1.5%     1.6%    1.8%    1.7%
  7,246,218   6,885,159    6,751,065   6,414,678   13,997,282  13,299,837      1.5%    1.4%    1.5%     1.7%    1.7%    1.7%
  7,230,241   6,869,978    6,363,360   6,046,292   13,593,601  12,916,270      1.8%    1.3%    1.5%     1.9%    1.6%    1.8%
  7,376,958   7,009,385    5,965,714   5,668,459   13,342,672  12,677,844      1.8%    1.1%    1.5%     1.9%    1.5%    1.7%
  7,675,151   7,292,720    5,977,118   5,679,295   13,652,269  12,972,015      2.0%    0.9%    1.6%     1.6%    1.4%    1.6%
  9,622,035   8,310,482    9,063,720   6,571,979   18,685,755  14,882,461      2.9%    1.0%    2.1%     1.4%    1.3%    1.4%
 14,141,867  12,096,578   16,048,871  11,560,494   30,190,738  23,657,072      1.6%    1.7%    1.7%     1.5%    2.3%    1.9%
 18,483,557  16,241,724   24,836,356  19,425,924   43,319,913  35,667,648      1.3%    2.1%    1.8%     1.3%    2.5%    2.0%
 19,215,384  17,260,409   25,654,534  20,866,938   44,869,918  38,127,347      1.3%    1.6%    1.5%     1.3%    1.8%    1.6%
 19,372,939  17,655,562   23,875,586  19,081,618   43,248,525  36,737,180      1.2%    1.2%    1.2%     1.2%    1.4%    1.3%
 19,127,068  17,486,236   23,233,099  18,485,946   42,360,167  35,972,182      1.2%    1.0%    1.1%     1.1%    1.2%    1.2%
 19,379,817  17,728,455   23,300,114  18,128,487   42,679,931  35,856,942      1.3%    1.3%    1.3%     1.2%    1.3%    1.3%
 ----------  ----------   ----------  ----------   ----------  ----------      ----    ----    ----     ----    ----    ----

174,861,541 159,531,971  198,732,017 164,214,247  373,593,559 323,746,218      1.5%    1.4%    1.5%     1.4%    1.7%    1.6%

 79,282,776  73,159,585   77,832,328  68,225,334  157,115,105 141,384,919      1.8%    1.4%    1.6%     1.6%    1.8%    1.7%

                                                                                                    Selected =          1.6%
                                                                                                                       -----


                Source of Industry Premiums:  A.M. Best Aggregates and Averages.


                                                                  Exhibit 1
                                                                    Sheet 1



               GREAT AMERICAN COMMERCIAL AND SPECIALTY DIVISIONS
                       Asbestos and Environmental Claims
                               Net of Reinsurance
                             (amount in $ millions)

- -----------------------------------------------------------------------------



(1)   Method 1:  Reserve @ 9/30/94 Based on 7 Times Annual Payments      140
                                (7 x 20,000) (a)



(2)   Method 2:  Reserve @ 9/30/94 Based on Report Year Analysis (b)     147




(3)   Selected Reserve                                                   145




- ---------------------------------
(a) See Exhibit 1, Sheet 2.

(b) See Exhibit 1, Sheet 3.

                                                                  Exhibit 1
                                                                    Sheet 2
               GREAT AMERICAN COMMERCIAL AND SPECIALTY DIVISIONS
                                  A & E Claims
                               Net of Reinsurance
                              (amounts in $000's)




                                    Fiscal Year Paid

                    ----------------------------------------------
    Fiscal Year                                          Loss +
    Ending 9/30          Loss          ALAE+DJA        ALAE+DJA
    -----------     --------------   ------------    -------------
           1985               0               0               0
           1986             447             671           1,118
           1987              85           2,133           2,218
           1988             972           2,356           3,328
           1989           2,838           4,418           7,256
           1990           3,989           5,539           9,528
           1991           1,666           8,360          10,026
           1992           8,778          10,112          18,890
           1993          14,957          10,527          25,484
           1994           7,397           9,059          16,456

Total Paid @ 9/30/94     41,127          53,175          94,302

Average Yearly Payments
       Last 3 Years      10,377           9,899          20,276
       Last 5 Years       7,357           8,719          16,077

       Selected          10,000          10,000          20,000

                                                                 Exhibit 1
                                                                   Sheet 3

               GREAT AMERICAN COMMERCIAL AND SPECIALTY DIVISIONS
          A & E Claims (Pollution, Asbestos and Other Latent Injuries)
                                Total All Lines
                               Net of Reinsurance
                              (amounts in $000's)




(1) Selected Indemnity Estimate for Reported Losses  (a)                            84,270


(2) Provision for 5 Years Future Reported Indemnity Losses                          50,000
       (5 x 10,000)    (b)

(3) Selected Estimate for Reported Losses Plus 5 Years of Future Reportings        134,270
     = (1) + (2)

(4) Selected ALAE+DJA to Indemnity Ratio                                              80.0%


(5) Selected Estimate for Reported ALAE+DJA Plus 5 Years of Future Reportings      107,416
     = (3) x (4)

(6) Total Ultimate Reported Losses & ALAE+DJA Plus 5 Years of Future Reportings    241,686
     = (5) + (6)

(7) Paid Losses & ALAE+DJA @ 9/30/94     (c)                                        94,302


(8) Total Reserve @ 9/30/94 for Indemnity Losses & ALAE+DJA                        147,384
     = (6) - (7)



(a)  See Exhibit 1, Sheet 4.
(b)  See Exhibit 1, Sheet 4.
(c)  See Exhibit 1, Sheet 2.


                                                      Exhibit 1
                                                        Sheet 4

               GREAT AMERICAN COMMERCIAL AND SPECIALTY DIVISIONS
                                  A & E Claims
                               Net of Reinsurance
                              (amounts in $000's)



               Incurred          Loss         Estimate
   Report       Losses       Development      Ultimate
    Year      @ 9/30/94       Factor (a)      Reported
    ----      ---------      ------------    ----------

     1980            35            1.00             35
     1981           785            1.00            785
     1982            27            1.00             27
     1983         1,562            1.00          1,562
     1984         4,806            1.00          4,806
     1985         5,658            1.00          5,658
     1986         4,009            1.02          4,089
     1987         1,752            1.07          1,876
     1988        10,025            1.12         11,274
     1989         3,673            1.18          4,337
     1990         7,639            1.24          9,471
     1991        10,121            1.33         13,426
     1992         4,065            1.46          5,932
     1993         8,052            1.75         14,099
     1994         2,460            2.80          6,893

    Total        64,667                         84,270

 Average
    Last 3 Years                                 8,975
    Last 5 Years                                 9,964

 Selected                                       10,000
                                                ------

(a)  See Exhibit 1, Sheet 5.

                                                                   Exhibit 1
                                                                     Sheet 5

               GREAT AMERICAN COMMERCIAL AND SPECIALTY DIVISIONS
          A & E Claims (Pollution, Asbestos and Other Latent Injuries)
                                Total All Lines
                               Net of Reinsurance
                                Incurred Losses
                              (amounts in $000's)


   Report
    Year       9      21      33      45      57      69      81      93     105     117     129     141     153     165     177
    ----      --     ----    ----    ----    ----    ----    ----    ----   -----   -----   -----   -----   -----   -----   -----
    1980                                               0      35      35      35      35      35      35      35      35      35
    1981                                       0       1     770   1,055   1,055     808     808     808     785     785
    1982                               0      65      65      30      27      27      27      27      27      27
    1983                       0     806   1,255   2,417   1,637   1,834   2,008   2,079   1,512   1,562
    1984              75   1,817   2,188   3,592   4,225   4,349   4,376   4,485   4,727   4,806
    1985       0   2,305   3,361   4,650   4,282   4,844   4,617   5,110   5,726   5,658
    1986     633   1,698   2,377   2,475   3,569   3,548   4,301   3,879   4,009
    1987     361     849   1,018     928   1,130     982   1,581   1,752
    1988   3,129   5,438   5,537   6,308   9,181  10,260  10,025
    1989   1,494   3,777   3,962   3,937   3,685   3,673
    1990   1,994   4,558   5,124   7,590   7,639
    1991   9,194  11,081  10,352  10,121
    1992   2,009   4,412   4,065
    1993   5,340   8,052
    1994   2,460

   Report
    Year    21:9   33:21   45:33   57:45   69:57   81:69   93:81  105:93 117:105 129:117 141:129 153:141 165:153 177:165 Ult:177
    ----    ----   -----   -----   -----   -----   -----   -----  ------ ------- ------- ------- ------- ------- ------- -------
    1980                                                    1.00    1.00    1.00    1.00    1.00    1.00    1.00    1.00
    1981                                          770.00    1.37    1.00    0.77    1.00    1.00    0.97    1.00
    1982                                    1.00    0.47    0.90    1.00    1.00    1.00    1.00    1.00
    1983                            1.56    1.93    0.68    1.12    1.09    1.04    0.73    1.03
    1984           24.23    1.20    1.64    1.18    1.03    1.01    1.02    1.05    1.02
    1985            1.46    1.38    0.92    1.13    0.95    1.11    1.12    0.99
    1986    2.68    1.40    1.04    1.44    0.99    1.21    0.90    1.03
    1987    2.35    1.20    0.91    1.22    0.87    1.61    1.11
    1988    1.74    1.02    1.14    1.46    1.12    0.98
    1989    2.53    1.05    0.99    0.94    1.00
    1990    2.29    1.12    1.48    1.01
    1991    1.21    0.93    0.98
    1992    2.20    0.92
    1993    1.51
    1994

Arithmetic Average
  All       2.06    3.70    1.14    1.27    1.15   97.12    1.06    1.04    0.97    0.95    1.01    0.99    1.00    1.00
  Last 3    1.64    0.99    1.15    1.13    0.99    1.27    1.04    1.06    1.03    0.91    1.01    0.99    1.00    1.00
  Last 5    1.94    1.01    1.10    1.21    1.02    1.16    1.05    1.05    0.97    0.95    1.01    0.99    1.00    1.00

Weighted Average
  All       1.75    1.10    1.16    1.19    1.12    1.04    1.04    1.06    1.00    0.94    1.02    0.97    1.00    1.00
  Last 3    1.42    0.97    1.11    1.15    1.07    1.08    1.02    1.06    1.02    0.93    1.02    0.97    1.00    1.00
  Last 5    1.59    0.99    1.11    1.19    1.07    1.04    1.03    1.07    1.00    0.94    1.02    0.97    1.00    1.00

Selected    1.60    1.20    1.10    1.07    1.05    1.05    1.05    1.05    1.02    1.00    1.00    1.00    1.00    1.00    1.00

Cumulative  2.80    1.75    1.46    1.33    1.24    1.18    1.12    1.07    1.02    1.00    1.00    1.00    1.00    1.00    1.00